Basic Earth Science Systems, Inc.
633 Seventeenth Street, Suite 1645
Denver, CO 80303
Phone: 303-296-3076
Fax: 303-773-8099

February 2, 2010

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:  Mark Wojciechowski, Staff Accountant
Mark C. Shannon, Branch Chief

Kevin Stertzel, Staff Accountant
James Murphy, Petroleum Engineer

Re: Basic Earth Science Systems, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 18, 2009
File No. 000-07914

Mr. Wojciechowski:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated January 21, 2010 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended March 31, 2009 (the “Annual Report”) of Basic Earth Science Systems, Inc. (the “Company”). The answers set forth herein refer to each of the Staffs' comments by number.

Form 10-K for the Fiscal Year Ended March 31, 2009

Note 12 Unaudited oil and Gas Reserves Information

Analysis of Changes in Proved Reserves, page 39

1.
We have reviewed your response to prior comment five of our letter of December 11, 2009 regarding your proved reserves disclosure. As previously stated, the reserve table should represent the total proved reserves, not just the proved developed reserves.  SFAS 69 requires you to additionally disclose the proved developed reserves at the beginning and end of each year.  Please provide us with an example of your proposed disclosure.

Response:

Below is our proposed disclosure of the changes in proved reserves, which we will include in our next annual filing on Form 10-K.

	March 31, 2009		March 31, 2008
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
Proved reserves:
Balance, beginning of year	1,074,000	1,120,000	995,000	1,138,000
Revisions of previous estimates (1)	(429,000)	(262,000)	112,000	(113,000)
Extensions and discoveries (2)	86,000	253,000	19,000	203,000
Sales of reserves in place	—	—	—	—
Improved recovery	—	—	15,000	1,000
Purchase of reserves	—	—	22,000	—
Production (3)	(93,000)	(175,000)	(89,000)	(109,000)

Balance, end of year	638,000	936,000	1,074,000	1,120,000

Proved developed reserves:
Balance, beginning of year	1,074,000	1,120,000	995,000	1,138,000

Balance, end of year	587,000	907,000	1,074,000	1,120,000

Proved undeveloped reserves:
Balance, beginning of year	—	—	—	—

Balance, end of year	51,000	29,000	—	—

2.
We have reviewed your response to prior comment six of our letter regarding the significant changes to your proved oil and natural gas reserves.  SFAS 69 requires you to provide appropriate explanations for the significant reserve changes.  It does not ask you provide an explanation of the line item itself.  Therefore, for example, if you had significant changes to your reserves due to revisions please disclose the appropriate explanation for those revisions such as the percentage due to price changes and the percentage due to performance changes, the nature of the performance changes and the location of those reserves changes such as Montana or the specific field if the revisions are material to that field.  Similarly, if you had significant additions to reserves due to extensions and discoveries please disclose the details of those additions.  Please provide us with an example of your proposed disclosure.

Response:

The following is a proposed disclosure which we will include in our next annual filing on Form 10-K for significant changes in our reserves:

1)
Revisions of Previous Estimates – All our properties experienced a decline in estimated economic life due to the dramatic changes in oil and gas prices during the year ended March 31, 2009.  This resulted in a decline in recoverable reserves.  None of revision relates to changes in performance.

2)	Extensions and Discoveries – The additions consisted of one new well in Richland County, Montana, and 16 wells in Weld County, Colorado.

3)	Production – This change in reserves is due to volumes of oil and gas being produced and the resulting reduction in remaining reserves in the reservoir.

3.
We have reviewed your response to prior comment seven of our letter regarding how much of your revisions in oil and gas reserves were due to price changes and how much were due to performance changes in each of the reported periods of March 31, 2008 and March 31, 2009.  We are asking supplementally for how much of the reserve revisions in the reserve table were due to these two factors.  We are not asking for the change in the future value in the Standardized Measure as your response appears to indicate.

Response:

Substantially all of our revisions in oil and gas reserves were due to price changes for the year ended March 31, 2009.  This amounted to 429,000 bbls and 262,000 mmcf.  Virtually none of the changes related to performance.  While some individual properties exhibited performance improvements, these increases were negated by performance reductions on other wells.  For the year ended March 31, 2008, approximately 75% of the revisions to our oil and gas reserves related to price changes and approximately 25% related to performance changes on two wells in Richland County, Montana.

 In Conclusion

The Company herewith acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

By: /s/ Joseph Young
Name: Joseph Young
Title: Principal Accounting Officer